Exhibit 99.1

Sierra Metals Reports Strong Q3-2019 Financial Results Including a 16% Increase in Adjusted EBITDA at Its Sociedad Minera Corona Subsidiary in Peru

TORONTO--(BUSINESS WIRE)--October 31, 2019--Sierra Metals Inc. (TSX:SMT, BVL:SMT) (“Sierra Metals” or the “Company”) announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the third quarter of 2019 (“Q3 2019”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended September 30, 2019

  Revenues of US$44.4 million vs. US$38.1 million in Q3 2018
  Adjusted EBITDA of US$20.5 million vs. US$17.6 million in Q3 2018
  Total tonnes processed of 307,239 vs. 283,446 in Q3 2018; a new record
  Net production revenue per tonne of ore milled increased by 10% to US$145.64
  Cash cost per zinc equivalent payable pound decreased by 21% to US$0.38
  All in sustaining cost (“AISC”) per zinc equivalent payable pound consistent at US$0.66
  Zinc equivalent production of 57.2 million pounds vs. 42.9 million pounds in Q3 2018
  $29.0 million of cash and cash equivalents as at September 30, 2019
  $56.8 million of working capital as at September 30, 2019

The Company achieved record quarterly equivalent metal production and ore throughput from the Yauricocha Mine during Q3 2019, which has helped to continue to make-up for the lost production realized during the illegal strike during March and April 2019. Revenues increased by 17%, and Adjusted EBITDA increased by 16% during Q3 2019 compared to Q3 2018, and the cash flows generated during Q3 2019 allowed the Company to fund its capital expenditure programs despite a challenging base metal price environment, and significant increases in zinc treatment and refining costs. Cash costs decreased by 21% quarter over quarter due to a 40% increase in zinc equivalent payable pounds, as a result of the 8% increase in throughput, and higher head grades and recoveries for all metals, except zinc. However, the increase in zinc payable pounds was offset by the increase in treatment and refining charges related to the zinc concentrate produced, as well as higher general and administrative costs incurred from higher labour costs, which resulted in the All-in sustaining cost per zinc equivalent payable pound remaining consistent, quarter over quarter. In addition to the record quarterly production realized during Q3 2019, the Company has also been able to build-up a stockpile of approximately 30,000 tonnes of polymetallic ore which is expected to be processed during Q4 2019.

Igor Gonzales, President and CEO of Sierra Metals commented, “I am very pleased with the Yauricocha Mine’s excellent quarterly financial results as highlighted with notable improvements to revenue and adjusted EBITDA, while seeing lower realized cash costs. These strong improvements were made possible by the excellent production results that were realized this quarter. Our efforts to recover as much lost tonnage as possible from the illegal strike earlier in this year have been successful and we remain committed to falling within the published guidance for Yauricocha. In addition, we continue to reap the benefit of improvements being made at the Mine and Plant and expect these improvements to continue to benefit the Company through the remainder of the year.”

He continued, “Looking ahead, the fourth quarter is an important time for projects, improvements, and exploration at Yauricocha. We are working to complete the Yauricocha NI 43-101 Reserve and Resource Update which is expected in December this year. We are continuing surface drilling at Don Leona and Kilkaska which are high value, exploration targets and will hopefully have newsflow with the results before year end. Additionally, work continues on the completion of the next level of the tailings deposition facility, needed for the expansion of Yauricocha to the 3,600 tonnes per day level. Furthermore, we continue to sink the Yauricocha shaft towards the 1270 level to provide the Company access to further reserves and resources in the Mine. Finally, work has commenced on the ramp connecting the 820 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine.”

He concluded, “Yauricocha continues its strong operational and financial performance for the Company and Corona continues to have a solid balance sheet and strong liquidity. Management remains positive that continued operational efficiencies and future operational and resource growth are possible at Yauricocha.”

The following table displays selected unaudited financial information for the three months and nine months (“9M 2019”) ended September 30, 2019:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Nine Months Ended
per tonne metrics)	Sept 30, 2019	Sept 30, 2018	Var %	Sept 30, 2019	Sept 30, 2018	Var %
Revenue	$44,427	38,121	17%	113,752	129,474	-12%
Adjusted EBITDA (1)	20,522	17,647	16%	46,162	65,386	-29%
Cash Flow from operations	20,435	17,891	14%	45,539	65,467	-30%
Gross profit	20,297	18,529	10%	47,997	68,710	-30%
Income Tax Expense	(7,089)	(5,946)	19%	(13,245)	(21,703)	-39%
Net Income	9,862	9,863	0%	24,308	38,283	-37%

Net production revenue per tonne of ore milled (2)	145.64	132.45	10%	141.94	154.55	-8%
Cash cost per tonne of ore milled (2)	67.86	60.34	12%	68.96	61.27	13%

Cash cost per zinc equivalent payable pound (2)	0.38	0.48	-21%	0.46	0.51	-10%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.66	0.66	0%	0.77	0.73	6%

(In thousands of US dollars, unless otherwise stated)	Sept 30, 2019	Dec 31, 2018
Cash and cash equivalents	$28,948	17,898
Assets	183,913	169,034
Liabilities	39,776	49,205
Equity	144,137	119,829

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

[2] All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

Corona’s Financial Highlights for the Three and Nine Months Ended September 30, 2019

  Revenues of $44.4 million for Q3 2019 compared to $38.1 million in Q3 2018 and revenues of $113.8 million in 9M 2019 compared to $129.5 million in 9M 2018. The decrease in revenues for 9M 2019 compared to 9M 2018 was due to a 5% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 24 days of lost production during March and April 2019. Lower revenues were also affected by the decreases in the prices of silver (1%), copper (9%), zinc (15%), and lead (14%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc. The 17% increase in revenues realized during Q3 2019 compared to Q3 2018 was the result of an 8% increase in throughput, and higher head grades and recoveries of all metals, except zinc recoveries, and an increase in the prices of silver and gold.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.38 for Q3 2019 compared to $0.48 for Q3 2018 and $0.46 for 9M 2019 compared to $0.51 for 9M 2018. All-in sustaining cost (“AISC”) per zinc equivalent pound sold of $0.66 for Q3 2019 compared to $0.66 for Q3 2018 and $0.77 for 9M 2019 compared to $0.73 for 9M 2018. The increase in the AISC per zinc equivalent payable pound for 9M 2019 compared to the same period in 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, higher sustaining capital expenditures, and higher general and administrative costs. These cost increases were partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except zinc recoveries.
  Adjusted EBITDA of $20.5 million for Q3 2019 compared to $17.6 million for Q3 2018 and $46.2 million for 9M 2019 compared to $65.4 million for 9M 2018. The increase in Adjusted EBITDA during Q3 2019 compared to Q3 2018 was due to higher throughput, head grades and recoveries for all metals, except zinc recoveries, which resulted in a 40% increase in zinc equivalent payable pounds, and thus, higher revenues. This was despite decreases in the prices of copper (6%) and zinc (7%), while increases in prices of silver (16%) and gold (23%) contributed to the increase in revenues.
  Operating cash flows before movements in working capital of $20.4 million for Q3 2019, compared to US$17.9 million for Q3 2018 and $45.5 million for 9M 2019 compared to $65.5 million for 9M 2018. The increase in operating cash flows before movements in working capital during Q3 2019 compared to Q3 2018 was primarily due to the increase in revenues, discussed previously.
  Cash and cash equivalents of $28.9 million as at September 30, 2019, compared to $17.9 million as at December 31, 2018. Cash and cash equivalents increased by $11.0 million which was driven by operating cash flows of $20.8 million, $11.9 million of net intercompany loan repayments received, which was partially offset by capital expenditures of $16.6 million, and debt and interest payments of $5.0 million.
  Net income of $9.9 million, or $0.27 per share for Q3 2019 compared to net income of $9.9 million, or $0.27 per share for Q3 2018. Net income of $24.3 million, or $0.68 per share for 9M 2019 compared to net income of $38.3 million, or $1.06 per share for 9M 2018.

Corona’s Operational Highlights for the Three and Nine Months Ended September 30, 2019:

The following table displays the production results for the three and nine months ended September 30, 2019:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.
Tonnes processed (mt)	307,239	283,446	8%	795,218	838,285	-5%
Daily throughput	3,511	3,239	8%	3,029	3,193	-5%
Silver grade (g/t)	66.36	58.68	13%	64.49	59.12	9%
Copper grade	1.12%	0.98%	14%	1.06%	0.94%	13%
Lead grade	1.69%	1.16%	45%	1.58%	1.23%	28%
Zinc grade	3.79%	3.65%	4%	3.59%	3.59%	0%
Gold Grade (g/t)	0.59	0.59	0%	0.58	0.58	1%

Silver recovery	81.21%	75.47%	8%	79.00%	72.92%	8%
Copper recovery	79.36%	72.55%	9%	77.68%	69.38%	12%
Lead recovery	90.51%	84.03%	8%	89.71%	83.48%	7%
Zinc recovery	87.48%	90.95%	-4%	88.25%	89.25%	-1%
Gold Recovery	22.13%	17.08%	30%	19.13%	16.44%	16%
Silver ounces (000's)	532	404	32%	1,303	1,162	12%
Copper pounds (000's)	6,012	4,428	36%	14,411	12,039	20%
Lead pounds (000's)	10,340	6,114	69%	24,857	18,993	31%
Zinc pounds (000's)	22,480	20,772	8%	55,494	59,215	-6%
Gold ounces	1,282	911	41%	2,844	2,553	11%
Zinc equivalent pounds (000's)(1)	57,166	42,854	33%	130,122	116,749	11%
[1] Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol “SMT” and the NYSE AMERICAN Exchange under the symbol “SMTS.”

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777